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                                            Filed by Logitech International S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                   Subject Company:  Labtec Inc.
                                                   Commission File No. 000-29174

     Holders of securities should read each of the Exchange Offer Statement on Schedule TO to be filed by Logitech International S.A. ("Logitech"), the Registration Statement on Form F-4 to be filed by Logitech and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Labtec Inc. ("Labtec") when they become available, as each will contain important information about Logitech's exchange offer for shares of Labtec. Investors can obtain such Exchange Offer Statement on Schedule TO, Registration Statement on Form F-4 and Solicitation/Recommendation Statement on Schedule 14D-9, and other documents to be filed by Logitech and Labtec, for free when filed from the U.S. Securities and Exchange Commission's Web site at http://www.sec.gov.
                                                 ------------------

          This filing contains forward-looking statements within the meaning of the Safe Harbor Provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the "Safe Harbor Provisions"), including, without limitation, statements relating to completion of the transaction and to the effect of the transaction on Logitech's financial condition and future business strategies, that involve risks and uncertainties that could cause results of Logitech and/or Labtec to differ materially from their respective management's current expectations. These include the timing and successful completion of product development, integration issues, the risks that the acquisition cannot be completed successfully or that anticipated benefits are not realized and the ability to retain Labtec's employees and customers as well as the risks and uncertainties that are detailed in Logitech's Annual Report on Form 20-F for the year ended March 31, 2000, and its Quarterly Report on Form 6-K for the quarter ended September 30, 2000, and in Labtec's Annual Report on Form 10-K for the year ended March 31, 2000 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 as filed with the Securities and Exchange Commission.

          Logitech undertakes no obligation to update the forward-looking statements made in this filing.

          SET FORTH BELOW ARE PORTIONS OF A QUESTION AND ANSWER SESSION WITH GUERRINO DE LUCA, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF LOGITECH, ROBERT WICK, PRESIDENT OF LABTEC, AND CERTAIN PARTICIPANTS ON AN INTERNATIONAL INVESTOR TELECONFERENCE CALL HELD FEBRUARY 8, 2001 IN CONNECTION WITH THE ANNOUNCEMENT OF LOGITECH'S PLANNED ACQUISITION OF LABTEC BY EXCHANGE OFFER.


Moderator      Very good. The first question comes from the line of Rob Stone of
               SG Cowen Securities.
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R. Stone       Congratulations, gentlemen.  This sounds like a good combination.
               A question for Bob. I wonder if you could just comment a little further on the breakout of your business between retail and OEM channels, and mention some of your OEM customer relationships?

B. Wick Sure. As Guerrino said earlier, our business model has predominantly been retail orientated. OEM is approximately a little bit less than 20% of our business. The majority of our business is, in fact, retail, and one of the synergies I see coming out of this merger is the ability for the combined entity to have a much stronger OEM presence going forward by leveraging the great OEM relationships that Logitech has already accomplished on their own.

R. Stone Could you talk a little bit about your channels and the process of integrating sales and marketing, particularly in North America, where you're both pretty strong?

B. Wick Certainly. Over the next 45 days, both Guerrino and myself and our senior teams are going to go through and analyze the different components of the business. I think right now it's a little premature to know exactly what strategy we're going to come up with. We're both very proud of the respect of the sales and marketing organizations that we have, and we believe they're core and our strength for what we've accomplished. So certainly, we want to leverage both of those strong teams going forward for the best possible return for all shareholders.

               So as I said, over the next 45 to 60 days, we're going to be looking at that, creating the strategy, determining what's best to push the company forward in terms of revenue and profitability.

R. Stone Okay, and a question for Guerrino, and you may not have the specific details worked out, but could you comment on employee retention programs? I'm guessing that stock options for Labtec employees are going to translate into Logitech options and so forth, but if you could just talk about employee retention in general.

G. DeLuca      As I said during the call, one of the strategic assets we are actually hoping to retain is the professional skills and abilities and the team that has brought Labtec to being a real successful turnaround story in the last couple of years. So certainly, we have all intentions to create incentives for Labtec's people to stay. I'm very pleased that the head of this great team, Bob, has already accepted our offer to stay.

               As great leaders tend to attract great people, we expect that the combination of what Logitech has to offer and the excitement of the deal,
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               as well as Bob's presence, will create the environment for this asset to stay intact moving forward.

R. Stone       But any comments specifically with respect to the option pool?

G. DeLuca      We have plans to provide the key members of the Labtec's team with Logitech stock options moving forward.

Moderator      Thank you. The next question is from Arnoud Girardin from
               Lombard.

A. Girardin    Congratulations.  I just hope that this deal is going to be as fantastic as the previous one you made. The first question would be relating to the break out of Labtec's sales by products. Can we have more details as to how much is headsets, how much is speakers, how much is 3D controllers?

G. DeLuca      As those of you who follow Logitech know, as a regular practice, we don't provide too much detail of breakdown of our business, and we intend to keep this, moving forward. Having said that, though, I think it's appropriate to give you a sense of what we're talking about here, at least at this stage.

               The fastest growing portion of the portfolio of Labtec has been, as you can imagine, PC voice communication. It has come to be close to a third of their revenue. Another third of their revenue comes from, more or less, and I'm just giving you a sense of it, it come from PC speakers, in which they have a very strong market leading position in the United States. And another important portion, around 18% or 20% of their revenue comes from personal audio products--headphones, etc., for MP3 players, CD players and PC platforms. So this is the bulk of what they bring to us.

               The remaining part of their business is equally split between...enclosures and 3D controllers.

A. Girardin    Can you also give us a sense as to the profitability--is this the same across the product...

G. DeLuca      That's even going further beyond what we usually do.  We don't provide profitability by product line for Logitech. Let me repeat what I said about Labtec. Labtec is at the level of, their gross margins are higher than we are, at a level of operating margins higher than we are. So you can imagine what that implies to our overall business model moving forward if we can execute this integration properly.

A. Girardin    How is manufacturing dealt with by Labtec?
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G. DeLuca      All manufacturing is outsourced.

A. Girardin    They still managed to get a higher profitability than Logitech, despite the fact that it's outsourced?

G. DeLuca      You see something that we can learn here.  I think you made a very good point. In fact, their outsourcing is very efficient, and there are a lot of things we plan to learn out of that. The fact that their return on invested capital is higher than ours is obviously a derivative of this situation. Their strength in their brands, and their great position in the market in terms of market share in the categories that we mentioned, also justifies that there is value in their products, and that justifies the gross margins that these people have been able to earn, and that we continue to support moving forward.

A. Girardin    On Labtec's acquisitions, I understand that Labtec made a number of acquisitions in 1999, mainly Spacetec and CR. Can you give me a sense as to the organic growth in fiscal year 2001? Is this what we've seen; like to 20%...up to nine months, or is part of this growth also due to acquisitions?

B. Wick The numbers that you're quoting are a pro forma growth, so there is not an apples and oranges comparison there. Logitech does not break out and do segment reporting by the different acquisitions. But needless to say, both the acquisitions that we've made in 1998 have been accretive to our earnings and continue to drive growth in the top line.

A. Girardin    The whole of the growth was organic growth really?  There's not a part of it which is due to acquisition?

B. Wick Right. If you compared the public docs, obviously the revenue numbers are comparable in terms of when the acquisition was made, so it will be a bit of an apples to oranges comparison there.
               But the numbers that Guerrino was quoting is organic growth.

A. Girardin    Okay.  And you can maybe give me an idea as to how you managed to increase profitability dramatically over the last two fiscal years? Did you essentially...or is this due to some other measures that you implemented?

B. Wick I think it's twofold. I think part of it is definitely the volume, which gives us great leverage with our loyal suppliers in terms of volume discounts and buying better. The second part is we have very high growth product lines that are very profitable, especially in the voice Internet communications, that have driven our gross margins up above 41%.
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               In addition to that, we've also done a lot of cost cutting things over the last two years in terms of being a little bit more professional in terms of our strategic investments in the marketplace. We invest very strong in sales and marketing and R&D, which we think are our core competencies to drive the business forward. And those strategic investments have paid off handsomely as well.

A. Girardin    With respect to the figures, if I look at what you reported as numbers for the third quarter of the current fiscal years, sales gross over of $0.08, which sounds to me to be below what you indicated in terms of long term, or even short term...Is that true, and is there a reason for that?

B. Wick First of all, that is true. The overriding reason for that is, as I said earlier, we are predominantly a retail based company. The majority of our sales are North America, but we also have a fair amount of sales in Europe as well. In the month of December, when there was a bit of a slowdown in retail, that slowdown impacted Labtec sales as well.

               However, that being said, I'm very happy to report that since then, in both January and so far incoming orders in February, have rebounded back to plus 20--close to 25% in terms of revenue growth incoming orders year over year, and so the slowdown that we felt in late November and December, when we had a bit of a slowing economy here in North America, has seemed to have gone down a little bit, and our incoming orders are picking up very nicely again, with very nice growth rates.

A. Girardin    A question that was not really addressed in your comments would be about goodwill. If I look at the Form 10-K of Labtec, they have very little liquidity, so I would assume goodwill to be very close to the amount that you're paying in cash, or even the full amount that you're paying, so close to $110 million or so. Is this a fair assumption? And can you also quantify the one off item that you mentioned, linked to the acquisition?

G. DeLuca      We won't know the final amount of any balance sheet related item until the transaction is closed and the final valuation has been established. But based on what we know today, and this is very preliminary and subject to change, we anticipate it would be somewhere between $100 million and $120 million worth of intangible assets, that include goodwill but is not limited to goodwill. And goodwill is likely to represent the largest, by far, of the assets.

Moderator      Our next question is from George Ruzicka from Bank Vontobel.

G. Ruzicka     I apologize if I didn't understand your explanations on the financing, but if I understood correctly, you will have a bank loan first and then decide whether you will issue shares to drop this bridge financing. What
               I did not understand is the size of this bank loan, and the following procedures.

G. DeLuca      That bank loan is $90 million, the bridge loan.  And as you correctly pointed out, in the next 12 months we will decide how to refinance this, either with equity or debt or a combination thereof, convertible debts. There are multiple options ahead of us, and we'll evaluate them on the basis of market and business conditions.

G. Ruzicka     And can you just give me an idea over what time period the goodwill will be amortized?

G. DeLuca      This is once again one of those that we'll have to work closely with our accountants, but the period varies very widely. On one side, a certain portion could be as low as five years, the smallest portions; others could go up to 20 years. So it's too early to tell. But I want to restate, because we had multiple questions on the tangible assets, I want to absolutely make clear to all of you that on a cash basis, this deal is accretive.
               Everything we are talking about on goodwill is completely non-cash.

               So we are paying a great price for the net present value of the cash flow that Labtec is generating. Moving forward, this complements the...and synergies coming in. This business generates operating profit that is at the level of higher than ours, and I think these are the most important drivers of shareholder value.

               Having said that, I hope I have answered your questions on balance sheet items and non-cash motivation.

Moderator      Thank you. Our next question is from Can Elbi from CS First
               Boston.

C. Elbi Congratulations. I basically have a question on the technology side. Do you think that to make the Labtec acquisition a success, and basically your IP based voice communications products...that the PC cameras have become, that you have to work with some of the backbone providers like Heme.com or Net2Phone? And is any vertical integration towards that area conceivable in your idea?

G. DeLuca      Well, saying that something is never conceivable is a bit
               extreme, but what I would tell you is that voice products from Labtec today work with Net to Phone and these other Internet solutions. You can expect that we will be working with these providers, as well as portals and ISPs, to make sure that this vision of enriching this person-to-person communication over the Internet with voice and with video becomes true.

               I think from a qualitative point of view, it's the most compelling thing that is happening here. Logitech is positioning itself at the forefront of a transformation in the way people will use their computing platforms to communicate. I am a strong believer that that is what has driven the growth in video; I'm a strong believer that here, one plus one equals three. Audio and video will make personal communication over the Internet great. We'll work with people that share this vision; that are as excited as we are about this vision; and this includes, of course, the companies that you mentioned and the big players that provide instant messaging services across the Internet.

Moderator      The next question is from Daniel Nassimi from Palomo Partners.

D. Nassimi     Congratulations.  I just wanted to better understand the
               consideration of the offer from Labtec's side. At what point will we be getting .28 of the ADR, and at what point do we get
               .22?

G. DeLuca      Let me try to explain this without getting into confusion myself.
               There is a price of the Logitech ADR set at the time, on the average of the 20 days prior the time of the announcement that we made. At that point, there will be another average calculated 20 days minus three days before closing, and that will determine the ratio of Logitech ADRs given for Labtec's shares. The calculation of the average that I mentioned first will provide the collar around that ratio, and the collar will keep the ratio between 22% and 28%. So it will be any point between these two percentages, depending on how the average goes in the 20 days prior to closing. And the...is determined by the value of the Logitech ADRs in the 20 days prior to signing.

               If that is confusing, I do apologize. I hope it has been clarifying.

D. Nassimi     Okay.  And there is also a walk-away price.  At what point on the trading of the Logitech stock price do they have a right to walk away?

G. DeLuca      Logitech and Labtec have a walk-away price of at $18 per ADRs, which is pretty low pressure there.

Moderator      The next question is from Michael Stucky from Darier Hentsch.

M. Stucky      I have a question regarding competitors on the Labtec side.
               Could you elaborate on that a little bit, please?

B. Wick The competition for Labtec on the audio side is varied. In the voice over IP and voice chat areas, our major competitor is Plantronics, which is a company in the Bay area; a very good competitor in that arena. In the
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               speaker arena, our major competitor is Altec Lansing. It's a company based in Pennsylvania. They would be our major competitor in that area. And overall, in all of our product lines, probably our major competitor would be Creative Labs, a Singapore company with offices in the Bay area as well. Those would be the chief competitors in our various product lines.

Moderator      At this point we have no questions in queue.  Please continue.

G. DeLuca      Thank you again for having shared with us this conference call.
               As I said, the most important thing now is closing, and concentrating on how we can make this the success that it promises to be. Those of you that have followed Logitech in the past know that execution is everything, and I'm sure that Bob's team has proven that they can execute. We have proven that we can execute. Past performance is never a guarantee of future returns, as you say to everybody, but I'm really optimistic that this is going be big for shareholders.

               Again, have a nice day, and thanks for joining the conference call.

Moderator      That does conclude your conference for today. We thank you for your participation, and thank you for using AT&T Executive
               Teleconference Service. You may now disconnect.